                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)

                          SALTON/MAXIM HOUSEWARES, INC.
                                (Name of Issuer)


                             Common Stock, par value
                                 $.01 per share
                         (Title of Class of Securities)


                                    795757103
                                 (CUSIP Number)


                                  Allen R. Hart
                               2501 Marlboro Road
                          Cleveland Heights, Ohio 44118
                                 (216) 321-6656
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 1998
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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
-------------------------                               ------------------------------

CUSIP NO. 795757103                      13D            PAGE    2   OF   5    PAGES
          ----------                                         -------  --------
-------------------------                               ------------------------------




--------- -----------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Allen R. Hart
--------- -----------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                  (b)       [ ]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS
          OO
--------- -----------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                 [ ]


--------- -----------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------- -----------------------------------------------------------------------------

      NUMBER OF          7         SOLE VOTING POWER
       SHARES                            350,000
    BENEFICIALLY         --------- ----------------------------------------------------
       OWNED BY
        EACH             8         SHARED VOTING POWER
      REPORTING                          117,034
    PERSON WITH          --------- ----------------------------------------------------

                         9         SOLE DISPOSITIVE POWER
                                         350,000
                         --------- ----------------------------------------------------

                         10        SHARED DISPOSITIVE POWER
                                         117,034
------------------------ --------- ----------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             467,034

--------- -----------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- -----------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.3%

--------- -----------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
            IN
--------- -----------------------------------------------------------------------------


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                                  SCHEDULE 13D

                          SALTON/MAXIM HOUSEWARES, INC.


       This Statement on Schedule 13D (this "Statement") is filed by Allen R. Hart.

ITEM   1.   SECURITY AND ISSUER.

                     This Statement relates to shares of common stock, par
            value $.01 per share ("Common Stock"), of Salton/Maxim Housewares, Inc. (the "Company"). The address of the principal executive offices of the Company is 550 Business Center Drive, Mount Prospect, Illinois 60056.

ITEM   2.   IDENTITY AND BACKGROUND.

                     (a)  This Statement is being filed by Allen R. Hart.

                     (b), (c) and (f) Mr. Hart is self-employed in the
            business of investing and managing his investments. His business address is 2501 Marlboro Road, Cleveland Heights, Ohio 44118. Mr. Hart is a citizen of the United States of America.

                     (d) and (e) During the past five years, Mr. Hart has
            not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM   3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     On July 28, 1998, the Company repurchased the
            6,535,072 shares of Common Stock (the "Repurchase") owned by Windmere-Durable Holdings, Inc. ("Windmere") pursuant to a certain Stock Agreement dated as of May 6, 1998 by and among the Company, Windmere and the Salton Executive Related Parties (as defined therein). The repurchase price was $12 per share in cash plus a $15 million subordinated promissory note. In connection with the Repurchase, the Company repurchased Windmere's option to purchase up to 458,500 shares of Common Stock for approximately $3.3 million. This information is based on the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 1998.

                     Mr. Hart did not acquire any shares of Common Stock
            in, or as a result of, the Repurchase. However, since the Repurchase decreased the number of issued and outstanding shares of Common Stock, Mr. Hart's ownership of Common Stock now exceeds 5% of the issued and outstanding shares of Common Stock. Mr. Hart was advised on August 12, 1998 by the Company's counsel of the number of outstanding shares of Common Stock, and therefore his obligation to file this Schedule 13D.

ITEM   4.   PURPOSE OF TRANSACTION.

                        Mr. Hart has held a beneficial interest in shares of
            Common Stock since March 1, 1996. Mr. Hart holds his shares of Common Stock for investment purposes.

                        Mr. Hart has no present plans or proposals which relate
            to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM   5.   INTEREST IN SECURITIES OF THE ISSUER.

                        (a) Allen R. Hart is the beneficial owner of 467,034
            shares (5.3% of the outstanding shares) of Common Stock. The number of shares of Common Stock beneficially owned by Mr. Hart and the percentage of outstanding shares of Common Stock represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 8,881,727 shares of Common Stock outstanding at August 11, 1998, as reported by the Company's counsel to Mr. Hart on August 12, 1998.

                        (b) Mr. Hart has the sole power to (i) vote or direct
            the voting of, and (ii) dispose or direct the disposition of 350,000 shares of Common Stock beneficially owned by him. Mr. Hart shares the power to (i) vote or direct the voting of, and (ii) dispose or direct the disposition of (a) 50,534 shares of Common Stock with his brother, Gary Hart, (b) 50,000 shares of Common Stock with his mother, Lillian Hart and (c) 16,500 shares of Common Stock with his wife, Mellissa Hart.

                        Gary Hart is self-employed in the business of investing
            and managing his investments. His business address is 2374 Euclid Heights Blvd., Apt. 308, Cleveland Heights, Ohio 44106. He is a citizen of the United States of America. Lillian Hart is a housewife. Her address is 27060 Cedar Road, Apt. 209, Beachwood, Ohio 44121. She is a citizen of the United States of America. Mellissa Hart is a housewife. Her address is 2501 Marlboro Road, Cleveland Heights, Ohio 44118. She is a citizen of the United States of America.

                        During the past five years, none of Gary Hart, Lillian
            Hart or Mellissa Hart has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




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


                        (c) The transactions with respect to shares of Common
            Stock effected by Mr. Allen Hart in the past 60 days are set forth below. All such transactions were open market purchases.

                                 Date                     Shares Purchased                Price Per Share
                                 ----                     ----------------                ---------------

                           June 26, 1998                         5,000                       13 5/8
                           June 29, 1998                         7,500                       13 3/4
                                                                 2,500                       13 13/16
                           July 1, 1998                          3,800                       14
                           July 7, 1998                          2,842                       14 3/4
                           July 8, 1998                            182                       14 15/16

                        (d) Not applicable.

                        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                        Allen R. Hart is a party to a power of attorney with
            respect to the 117,034 shares of Common Stock that he shares voting and dispositive power with Gary Hart, Lillian Hart and Mellissa Hart.

ITEM  7.    EXHIBITS.

                        None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 12, 1998                  /s/ ALLEN R. HART
                                         ---------------------------------------
                                         ALLEN R. HART







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